DESCRIPTION OF CAPITAL STOCK

The following summary description sets forth some of the general terms and provisions of our capital stock. This summary is not complete. For a more detailed description of our capital stock, you should refer to the provisions of our Certificate of Incorporation, as amended (“Charter”), and our Amended and Restated By-Laws (“Bylaws”), both of which are filed as exhibits to this Annual Report on Form 10-K, and to the Delaware General Corporation Law (the “DGCL”) and federal law governing bank holding companies. You should read the applicable provisions of Delaware corporate law, the Charter, the Bylaws and federal law governing bank holding companies carefully and in their entirety. Our common stock is our only class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended.

General

Our Charter provides that we may issue up to 105,000,000 shares of capital stock, consisting of 100,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share.

We are a Delaware corporation governed by the DGCL. Under Delaware law, shareholders generally are not responsible for a corporation’s debts or obligations.

Common Stock

The holders of our common stock, subject to the provisions of our Bylaws and the DGCL relating to the fixing of a record date, are entitled to one vote for each share of common stock held on all matters submitted to a vote of shareholders. There is no cumulative voting for election of directors. In uncontested elections, director nominees must be elected by the majority of votes cast at the annual meeting of shareholders. Incumbent directors who fail to receive a majority of votes—and who would otherwise remain in office until a successor is elected under the DGCL—are required to offer a letter of resignation for consideration by our board of directors. Plurality voting applies if the number of nominees exceeds the number of open director positions.

Holders of our common stock vote together as a single class, except as otherwise provided by law. Holders of shares of our common stock have no preemptive rights, conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All shares of common stock will, when issued, be fully paid and non-assessable.

Dividends

Subject to the DGCL and the rights of holders of any outstanding preferred stock, holders of our common stock will be entitled to share dividends equally, share for share.

Certain Effects of Authorized but Unissued Stock

We have shares of common stock and preferred stock available for future issuance without shareholder approval. We may utilize these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, facilitating corporate acquisitions or paying a dividend on the capital stock.

The existence of unissued and unreserved common stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage a third party attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management. In addition, if we issue preferred stock, the issuance could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation.

Certain Provisions Affecting Change in Control

Certain provisions of our Charter and Bylaws, Flushing Bank’s stock charter and bylaws, certain federal regulations and provisions of the DGCL, and certain provisions of remuneration plans and agreements applicable to employees and officers of Flushing Bank may have anti-takeover effects by discouraging potential proxy contests and other takeover attempts, particularly those which have not been negotiated with our board of directors. Applicable regulatory restrictions may also prevent or inhibit the acquisition of a controlling position in our common stock and may prevent or inhibit takeover attempts that certain shareholders may deem to be in their or other shareholders’ interest or in our interest, or in which shareholders may receive a substantial premium for their shares over then current market prices. These provisions may also increase the cost of, and thus discourage, any such future acquisition or attempted acquisition, and would render the removal of our current board of directors or management more difficult.

Transfer Agent and Registrar

Computershare Trust Company, N.A., P.O. Box 30170, College Station, TX 77842-3170, is the transfer agent and registrar of our common stock.

Preferred Stock

Our board of directors is authorized the issuance of up to 5,000,000 shares of preferred stock, par value $0.01, in one or more series, without shareholder action. Our board of directors can fix the voting powers (if any) and designations, preferences and relative, participating, optional or special rights of each series. Therefore, without shareholder approval, our board of directors can authorize the issuance of preferred stock with voting, dividend, liquidation and conversion and other rights that could dilute the voting power of the common stock and may assist management in impeding any unfriendly takeover or attempted change in control.